April 12, 2024

ATTORNEYS AT LAW

1025 Thomas Jefferson Street, NW | Suite 400 West

Washington, DC 20007-5208

202.965.8100 | fax 202.965.8104

www.carltonfields.com

Atlanta

Florham Park

Hartford

Los Angeles

Miami

New York

Orlando

Tallahassee

Tampa

Washington, DC

West Palm Beach

Via Electronic Mail and Edgar Transmission

Mr. Sonny Oh

Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brighthouse Life Insurance Company
Initial Registration Statements on Form S-3
Brighthouse Registered Fixed Account Option (File No. 333-276468)
Brighthouse Fixed Annuity (aka SVA and Strategic Value) (File No. 333-276469)
Brighthouse Retirement Account (Liquidity Benefit) (File No. 333-276470)

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us via telephone on April 10, 2024, with regard to the above-referenced registration statements on Form S-3 (the “Registration Statements”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on January 11, 2024 and correspondence dated March 22, 2024 relating to the three above-referenced contracts (the “Contracts”). The primary purpose for which each Registration Statement was filed is to comply with the requirement in Rule 415(a)(5) under the Securities Act to file a new registration statement within three years of the effective date of an existing registration statement.

For ease of reference, each of the comments of the Staff is set forth below, followed by the Registrant’s response.

1.	Exhibit List

Comment:	Please update Exhibit List from “Opinion re legality” to “Opinion and Consent of Counsel”.

Carlton Fields, P.A.

Carlton Fields, P.A. practices law in California through Carlton Fields, LLP.

Mr. Sonny Oh

April 12, 2024

Response:	The Registrant will update the Exhibit List as requested and the changes will be reflected in the pre-effective amendment.

2.	Applicability of Comments

Comment:	Changes that Registrant indicated it would make in pre-effective amendments is subject to staff review

Response:	The Registrant acknowledges the comment.

3.	The Insurance Company – Risk

Comment:	The section of the prospectus captioned “Insurance Company – Risk” first sentence, please remove the term “chartered”.

Response:	The Registrant will update the referenced section of the prospectus and the changes will be reflected in the pre-effective amendment.

4.	Federal Tax Considerations

Comment:	The section of the prospectus captioned “Federal Tax Considerations” differs. Please confirm that the other two contract prospectuses do not need that language.

Response:	The Registrant confirms.

As always, we appreciate the Staff’s review of and comments on the Registration Statements. Please contact the undersigned at (202) 965-8139 with questions or comments.

Very truly yours, /s/ W. Thomas Conner W. Thomas Conner Shareholder cc:  Michele Abate, Vice President and Associate General Counsel, Brighthouse Financial, Inc.

 Alyson Saad, Managing Corporate Counsel, Brighthouse Financial, Inc.

 Samantha Rawleigh, Corporate Counsel, Brighthouse Financial, Inc.